Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

June 27, 2017

Mr. Jim O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Post-Effective Amendment No. 133 (“PEA No. 133”) to Registration Statement of
Ivy Funds (the “Registrant” or “Trust”)
File Nos.: 033-45961 and 811-06569

Dear Mr. O’Connor:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of June 6, 2017 with respect to Post-Effective Amendment No. 133 to the Registrant’s Registration Statement filed on April 21, 2017.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text. Where helpful, we have also included a copy of the relevant text from the Registration Statement.

1.

Comment: Confirm that a proxy statement or N-14 will be filed and that the Shell prospectus will not be used and shares will not be sold prior to effectiveness of the merger contemplated by that proxy statement or N-14.

Response: An N-14, which will include an information statement/prospectus, will be filed related to the proposed reorganization. Effectiveness of the Shell Fund prospectus will be delayed to coincide with the effectiveness of the N-14, which is currently anticipated to be on or about September 1, 2017. As discussed with your branch chief, Keith O’Connell, the Shell Fund prospectus will accompany the information statement/prospectus that will be sent to shareholders to inform them of the impending reorganization of the Funds and provide information about the Funds into which they will be reorganized.

2.	Comment: Explain supplementally whether or not the dates of the supplement and prospectus will be the same and why a supplement is being filed along with the registration statement.

Response: The dates of the prospectus and the supplement will be the same. The supplement is intended as a “reverse sticker” which will be eliminated once the Shell Funds commence operations. The supplement’s purpose is to explain the presence of the operating history and performance of the Predecessor Waddell & Reed Funds during the period prior to the actual reorganization during which, technically, that history does not yet apply to the Shell Funds. Until the consummation of the reorganization, the Shell Fund prospectus will only be used to accompany the information statement/prospectus so that Waddell & Reed Advisors Fund shareholders can be provided with additional information about the Ivy Fund into which they will be reorganized. Once the reorganization is consummated, the reverse sticker will be removed and the prospectus will be used for the sale of Fund shares.

3.

Text: Summary Section of the Accumulative Fund- The second to last sentence under the heading “Fees and Expenses” states: “Further Information about intermediary sales charge discounts may be found in Appendix A – Intermediary Sales Charge Discounts and Waivers.”

Comment: In order to use an Appendix to disclose intermediary-specific sales charge variations, a fund must meet the conditions outlined in IM Guidance 2016-06. Confirm that those conditions have been satisfied.

Response: Registrant confirms that the conditions outlined in IM Guidance 2016-06 have been satisfied.

4.	Text: Summary Section of the Accumulative Fund- the paragraph under the heading “Fee and Expenses” that immediately precedes the fee table.

Comment: If true, add disclosure that states: “Investors may pay brokerage commissions on their purchases and sales of Class [ ] Shares which are not reflected in the example.”

Response: The Fund currently does not intend to offer “Clean” Shares. Investors should not be subject to any brokerage commissions on their purchases and sales of such shares that are not reflected in the example. Registrant confirms that it will amend the narrative disclosure as suggested prior to issuing “Clean” Shares in the future.

5.	Text: Summary Section of the Accumulative Fund - Fee Table

Comments:

(a) Provide the SEC staff a completed fee table at least one week before effectiveness of PEA 133.

Response: A completed fee table will be provided at least one week prior to effectiveness. Please note that it is Registrant’s current intention to delay effectiveness of the Registration Statement.

(b) Confirm that the fee waivers are for at least one year and that any exclusions from the fee waivers are identified in the footnote.

Response: Registrant confirms that all disclosed fee waivers will be in place for at least one year and that any exclusions from the fee waivers will be identified in the footnote.

(c) Confirm that there is no recoupment of reimbursed expenses.

Response: Registrant confirms that there are no reimbursement or recapture arrangements for the fee waiver disclosed in the expense table. Registrant also confirms that, should such arrangements be put in place in the future, it will amend the disclosure accordingly.

6.	Text: Summary Section of the Accumulative Fund -Footnote 3 to the Fee Table states:

Through [            ], Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class B shares at 2.29%, Class C shares at 2.07% and Class Y shares at 0.87%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Board of Trustees.

Comment: Either delete the word “ordinary” with respect to “total annual ordinary fund operating expenses” or explain the meaning of that word in an additional footnote along with any exclusions.

Response: Registrant will ensure that the term “total annual ordinary fund operating expenses” is defined in the footnotes to the fee table, and that such footnotes will state that total annual ordinary fund operating expenses exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any. Total annual ordinary fund operating expenses may differ from “total annual fund operating expenses” disclosed in a Fund’s fee table (e.g., because the fee table may reflect taxes or brokerage commissions, which are excluded from the annual ordinary fund expenses). Because the two terms differ and total annual ordinary fund operating expenses is defined, Registrant declines to amend the term.

7.	Text: Summary Section of the Accumulative Fund -Principal Investment Strategies

Comment:

(a) Clarify as to whether the Fund invests directly only in domestic companies or whether it invests globally.

Response: The Fund will invest in large, U.S.-based companies, some of which are multi-national corporations whose operations (i.e., locations where they build products or employ workers) or sales (i.e., locations where their products or services are marketed and sold) may take place both in the United States and in locations around the world. The disclosure related to foreign exposure risk is intended to alert investors to the fact that, even though the Fund will primarily invest in domestic equity securities, the large, multinational nature of the companies issuing those securities means that the Fund indirectly faces the risks of being exposed to foreign investments. The Fund believes that this disclosure accurately encompasses the complete risk profile of the securities in which the Fund invests; as a result, the Fund does not believe that additional disclosure is necessary.

(b) Does the Fund have a policy to concentrate investments? If the Fund may concentrate investments. Please add appropriate disclosure.

Response: As disclosed in the Fundamental Investment Restrictions section of the SAI, the Fund has a policy not to concentrate investments.

8.	Text: Summary Section of the Accumulative Fund -The sixth paragraph under Principal Investment Strategies states:

The Fund may utilize derivative instruments, primarily options, both written and purchased, on individual equity securities and domestic equity indexes, to generate additional income from written option premiums, to seek to exploit opportunities as a result of ongoing uncertainties in the economy, or in an attempt to hedge market risk on equity securities. The Fund also may utilize futures contracts to gain exposure to, or hedge against, changes in interest rates or changes in the value of equity securities. Generally, in determining whether to sell a security, IICO considers many factors, which may include: changes in economic or market factors in general or with respect to a particular industry or sector; changes in the market trends or other factors affecting an individual security; and changes in the relative market performance or its belief in the appreciation possibilities offered by individual securities. IICO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Comment: Identify all derivatives that the Fund will invest in as a Principal Investment Strategy and the specific risks associated with each.

Response: The Principal Strategies disclosure specifically identifies both options and futures. These are the only derivative instruments in which the Fund is currently expected to invest at a level such that they would be considered a “principal” strategy.

9.	Text: Summary Section of the Accumulative Fund – Principal Investment Risks

Comment: Are the risks of investing in small companies a principal investment risk for the Accumulative Fund?

Response: The risks of investing in small companies are not a principal investment risk for the Accumulative Fund.

10.

Text: Summary Section of the Accumulative Fund -Tax Information states: “The Fund’s distributions generally are taxable to you as ordinary income or long term capital gain, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA.”

Comment: Because the Funds have chosen to add a reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, disclosure should be added similar to the following to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred arrangement.”

Response: The disclosure will be revised.

11.	Text: Summary Section of the Wilshire Global Allocation Fund- Principal Investment Risks

Comment: If the Fund may concentrate investments, add appropriate disclosure. You noted that the Fund should consider the concentration of investment funds when determining compliance with its concentration policy. You stated that, although the Fund may invest in investment funds which concentrate, the adviser and Fund may not ignore the concentration of investment funds when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund’s concentration policy for the Fund to invest all its assets in investment funds that the Fund knows concentrate in a particular industry.

Response: As disclosed in the Fundamental Investment Restrictions section of the SAI, the Fund has a policy not to concentrate investments. The Fund will consider the concentration status of the funds in which it invests when determining its own compliance with its concentration policies.

12.	Text: Summary Section of the Wilshire Global Allocation Fund – Principal Investment Risks – Fund of Funds Risk

Comment: Add disclosure that investors will indirectly pay the expenses of the underlying funds.

Response: The disclosure under “Investment Company Securities Risk” currently states that “[w]hen the Fund invests in another investment company, shareholders of the Fund bear their proportionate share of the other investment company’s fees and expenses as well as their share of the Fund’s fees and expenses, which could result in the duplication of certain fees.” Registrant believes that this disclosure is complete and sufficient.

13.	Text: Summary Section of the Wilshire Global Allocation Fund– Principal Investment Risks

Comment: Should the risks of investing in small companies be added?

Response: The risks of investing in small companies are not a principal investment risk for the Wilshire Global Allocation Fund.

14.	Text: Summary Section of the Wilshire Global Allocation Fund – Principal Investment Risks - Private Placements and Other Restricted Securities Risk

Comment: Please add separate Liquidity Risk disclosure.

Response: Registrant does not believe that Liquidity Risk is a principal risk for a fund that invests primarily in other mutual funds.

15.	Text: Summary Section of the Wilshire Global Allocation Fund – Average Annual Total Return Chart

Comment: Clarify in the names of the benchmark indices whether such indices are gross return or net of foreign source withholding as two versions of some indices are available.

Response: The Wilshire Global Allocation Fund will no longer be involved in the initial reorganization. Accordingly, it is now being registered as a new Fund with no prior performance history and no benchmark indices are identified at this time.

16.	Text: Summary Section of the Bond Fund - Principal Investment Strategies

Comment: If the Fund may concentrate investments, appropriate disclosure should be added.

Response: As disclosed in the Fundamental Investment Restrictions section of the SAI, the Fund has a policy not to concentrate investments.

17.	Text: Additional Information about Principal Investment Strategies, Other Investments and Risks – Derivative Risk

Comment: Swaps are discussed in the Item 9 Derivatives Risk disclosure, but were not mentioned in the Summary Section Principal Risk disclosure.

Response: Swaps are not a principal strategy for any of the Funds, however, as one or more of the Funds may at times make swap investments, Registrant has elected to include some disclosure regarding these instruments.

18.	Text: Additional Information about Principal Investment Strategy, Other Investments and Risks – Low-Rated Securities Risk

Comment: You indicated that the SEC Staff believes that the term “below investment grade” is more appropriate than “low rated.”

Response: Registrant believes that the term “low rated” accurately describes the securities in question. As the term “low rated” is used in similar disclosure for other funds in the Ivy Funds family, Registrant declines to change the term with respect to this Fund in order to maintain consistency in the fund family’s disclosure.

19.	Text: Management of the Funds – Management Fee

Comment: The fee for the Wilshire Global Allocation Fund is blank and you requested that fee information (including sub-advisory fees) be provided at least one week prior to effectiveness of PEA 133.

Response: The final fee information will be provided at least one week prior to effectiveness. Please note again that it is Registrant’s current intention to delay effectiveness of the Registration Statement.

If you have any questions or comments regarding this filing, please telephone me at (215) 564-8149, or in my absence, please contact, Don Felice at (215) 564-8794.

Very truly yours,

/s/ Kenneth L. Greenberg

Kenneth L. Greenberg, Esq.